SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                   17 May 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosure:  1.  Final Results announcement made on 17 May, 2007


May 17, 2007


PRELIMINARY RESULTS - YEAR TO MARCH 31, 2007

FOURTH QUARTER HIGHLIGHTS

  - Revenue of GBP5,292 million, up 3 per cent

  - New wave revenue of GBP2,117 million, up 14 per cent, represents 40 per cent of total revenue

  - EBITDA before specific items(1) and leaver costs of GBP1,537 million, up 3 per cent

  - Profit before taxation, specific items(1) and leaver costs of GBP695 million, up 10 per cent

  - Earnings per share before specific items(1) and leaver costs of
    6.3 pence, up 11 per cent, the twentieth consecutive quarter of year on year growth

  - Broadband net additions(2) of 0.8 million to 10.7 million at March 31, 2007. BT Retail's share of net additions was 32 per cent


FULL YEAR HIGHLIGHTS

  - Revenue of GBP20,223 million, up 4 per cent

  - Profit before taxation and specific items(1) of GBP2,495 million, up 15 per cent

  - Earnings per share before specific items(1) of 22.7 pence, up
    16 per cent

  - Free cash flow of GBP1,354 million and net debt of GBP7.9 billion

  - Full year proposed dividend of 15.1 pence per share, up 27 per cent

  - GBP2.5 billion allocated to a new share buyback programme, which we expect to be completed by March 31, 2009


The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 17 to 23.


(1)Specific items are significant one off or unusual items as defined in note 4 on page 27.

(2)Includes DSL and LLU connections.





Chairman's statement

Sir Christopher Bland, Chairman, commenting on the full year results, said:

"BT has come a long way in the past five years. This is a very strong set of results which demonstrates how much has been achieved. Revenue grew by 4 per cent and earnings per share before specific items grew by 16 per cent.

"I am delighted to report that our proposed full year dividend is 15.1 pence per share, 27 per cent higher than last year, moving to a two thirds payout ratio a year earlier than we had previously announced. In addition, because of the financial strength of the company, we are introducing a new GBP2.5 billion share buyback programme which we expect to be completed by March 31, 2009.

"We have delivered on our commitments and are confident we will continue to grow revenue, EBITDA, earnings per share and dividends over the coming year."


Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the fourth quarter results, said:

"We have finished the year with a terrific all round performance. The figures show BT in great shape - revenue, EBITDA, earnings per share and free cash flow are all growing and new wave businesses now generate 40 per cent of our revenues. I am particularly pleased that BT is now the UK's number one retail broadband provider. BT Global Services had an excellent quarter securing orders worth GBP3.4 billion and winning more than 200 new customers.

"We have announced a new structure to take us into the next phase of our transformation as we seize the opportunity to deliver software driven services over our broadband network; providing our customers with faster, more resilient and cost effective services wherever in the world they are."



                   RESULTS FOR THE FOURTH QUARTER AND YEAR ENDED
                                  MARCH 31, 2007
                        Fourth quarter                         Year
                    2007     2006     Better       2007      2006        Better
                    GBPm     GBPm    (worse)       GBPm      GBPm       (worse)
                                         %                                    %
Revenue            5,292    5,134        3       20,223    19,514             4

EBITDA
- before specific
 items and leaver
            costs  1,537    1,498        3        5,780     5,650             2
- before specific
            items  1,474    1,431        3        5,633     5,517             2

Profit before
taxation
- before specific
 items and leaver
            costs    695      629       10        2,642     2,310            14
- before specific
            items    632      562       12        2,495     2,177            15
 - after specific
            items    601      507       19        2,484     2,040            22

Earnings per
share
- before specific
 items and leaver
            costs    6.3p     5.7p      11         23.9p     20.6p           16
- before specific
            items    5.8p     5.1p      14         22.7p     19.5p           16
 - after specific
            items    5.5p     4.7p      17         34.4p     18.4p           87

Capital
expenditure          905      973        7        3,247     3,142            (3)

Free cash flow     1,558    1,097       42        1,354*    1,612*          (16)

Net debt                                          7,914     7,534            (5)



*Includes payment of deficiency  pension  contributions of GBP520 million (2006:
GBP54 million)


The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 27.

The income statement, cash flow statement and balance sheet are provided on pages 17 to 23. A reconciliation of EBITDA before specific items to group operating profit is provided on page 32. A definition and reconciliation of free cash flow and net debt are provided on pages 29 to 31.



GROUP RESULTS

Fourth quarter ended March 31, 2007

Revenue was 3 per cent higher at GBP5,292 million in the quarter with continued strong growth in new wave revenue more than offsetting the decline in traditional revenue. EBITDA before specific items and leaver costs grew by 2.6 per cent, the fifth consecutive quarter of growth. Earnings per share before specific items and leaver costs increased by 11 per cent to 6.3 pence, the twentieth consecutive quarter of year on year growth.

The strong growth in new wave revenue continued and at GBP2,117 million was 14 per cent higher than last year. New wave revenue is mainly generated from networked IT services and broadband and accounted for 40 per cent of the group's revenue. Networked IT services revenue grew by 6 per cent to GBP1,287 million, and broadband revenue increased by 32 per cent to GBP556 million.

Our strategy of focusing on convergence through embracing innovation and offering global reach continues to deliver. Networked IT services contract wins were GBP2.0 billion in the quarter taking the total BT Global Services contract wins to GBP3.4 billion in the fourth quarter, with GBP9.3 billion achieved over the last twelve months.

BT had 10.7 million wholesale broadband connections (DSL and LLU) at March 31, 2007, including 1.9 million local loop unbundled lines, an increase of 2.6 million connections year on year and 763,000 connections in the quarter. BT Retail's share of the net additions in the quarter was 32 per cent and our advanced VoIP services continued to grow strongly with 1.4 million registered customers at March 31, 2007. BT is now the UK's number one retail broadband provider.

Revenue

Revenue from the group's traditional businesses declined by 3 per cent, continuing recent trends. This reflects the defence of the traditional business despite regulatory intervention, competition and migration of customers to new wave services.

Major corporate (UK and international) revenue showed growth of 5 per cent, with 8 per cent growth in new wave revenue more than offsetting the 1 per cent decline in traditional services. Migration from traditional voice only services to networked IT services continued with new wave revenue representing two thirds of all major corporate revenue.

Revenue in the fourth quarter from smaller and medium sized (SME) UK businesses was maintained year on year. New wave revenue grew by 19 per cent driven by continued growth in broadband and other new wave services. We continue to focus on innovative pricing plans and propositions that deliver value to our customer base by bringing together IT, broadband and communication services.

Consumer revenue in the fourth quarter was 1 per cent lower, continuing the improving trend of recent quarters. Growth in consumer new wave revenue of 29 per cent continues to reduce our dependence on traditional revenue which has declined by 6 per cent with the strategic shift towards new wave products and services.

The 12 month rolling average revenue per consumer household increased by GBP4 for the second consecutive quarter to GBP262. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues. Following a period of sustained growth, the proportion of contracted revenues remained at 68 per cent as a result of the reductions in package prices made during the year.

Wholesale (UK and Global Carrier) revenue increased by 6 per cent driven by wholesale line rental (WLR) and local loop unbundling (LLU). Wholesale new wave revenue increased by 31 per cent to GBP389 million, mainly driven by broadband. New wave revenue now accounts for 28 per cent of wholesale revenue.

Operating results

Group operating costs before specific items increased by 3 per cent year on year to GBP4,672 million. Staff costs before leaver costs increased by GBP23 million to GBP1,264 million due mainly to the additional staff needed to support networked IT services contracts, increased levels of activity in the network and 21CN activities. Leaver costs were GBP63 million in the quarter (GBP67 million last year). Payments to other telecommunication operators increased by GBP56 million to GBP1,071 million. Other operating costs before specific items of GBP1,687 million increased by GBP54 million mainly due to increased costs of sales from growth in networked IT and other new wave services which were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation was flat year on year at GBP773 million.

Group operating profit before specific items and leaver costs increased by 5 per cent to GBP764 million.

Earnings

Net finance costs before specific items were GBP70 million, an improvement of GBP31 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was GBP105 million in the fourth quarter, GBP42 million higher than last year, which more than offset the increase in interest on the higher net debt for the quarter.

Profit before taxation, specific items and leaver costs of GBP695 million increased by 10 per cent.

The effective tax rate on the profit before specific items was 24.5 per cent (23.3 per cent last year) compared to the UK statutory tax rate of 30 per cent, reflecting the continued focus on tax efficiency within the group.

Earnings per share before specific items and leaver costs increased by 11 per cent to 6.3 pence.

Specific items

Specific items are defined in note 4 on page 27. There was a net charge before tax of GBP31 million in the quarter (GBP55 million last year). Costs of GBP24 million relating to the further rationalisation of the group's property portfolio were incurred in the quarter (GBP56 million last year) and a GBP4 million write off of working capital balances. In addition, there was a loss of GBP3 million arising from the group's disposal of businesses.

Earnings per share after specific items were 5.5 pence in the quarter (4.7 pence last year).

Cash flow and net debt

Net cash inflow from operating activities in the fourth quarter amounted to GBP2,413 million compared to GBP2,065 million last year. This included the benefit of a net cash receipt of GBP376 million in the quarter from the settlement of open tax years to 2004/05 agreed with HMRC last quarter. For the full year the net cash inflow from operating activities of GBP5,210 million was GBP177 million lower than last year. This was after pension deficiency contributions of GBP520 million (GBP54 million last year).

Free cash flow was a net inflow of GBP1,558 million in the fourth quarter compared to GBP1,097 million last year, mainly reflecting the net cash tax receipt. The cash outflow from the purchase of fixed assets of GBP836 million was GBP44 million higher than last year. Capital expenditure for the full year amounted to GBP3.2 billion and is expected to remain at that level for 2007/08 before trending down towards the end of the decade.

The share buyback programme continued with the repurchase of 46 million shares for a total consideration of GBP140 million during the quarter, taking the total value of shares repurchased in the year to GBP401 million. Net debt was GBP7,914 million at March 31, 2007. Free cash flow and net debt are defined and reconciled in notes 7 and 8 on pages 29 to 31.

Dividends

The board recommends a final dividend of 10.0 pence per share to shareholders, amounting to GBP825 million. This will be paid, subject to shareholder approval, on September 17, 2007 to shareholders on the register on August 24, 2007. The ex-dividend date is August 22, 2007.

The full year proposed dividend has increased by 27 per cent to 15.1 pence per share, compared to 11.9 pence last year. This year's dividend pay out ratio is two thirds of earnings before specific items.

Pensions

The IAS 19 net pension obligation at March 31, 2007 was a deficit of GBP0.3 billion, net of tax, being GBP1.5 billion lower than the level at March 31, 2006. The BT Pension Scheme had assets of GBP38.3 billion at March 31, 2007.

Full year ended March 31, 2007

Revenue increased 4 per cent in the year to GBP20,223 million. Strong growth in new wave revenue continued and at GBP7,374 million new wave revenue was 17 per cent higher than last year. This strong growth more than offset the decline in traditional revenue of 3 per cent.

We remain focused on financial discipline and our cost efficiency programmes achieved savings of over GBP500 million in the full year which has enabled us to invest in further growth of our new wave activities.

EBITDA before specific items was GBP5,633 million, 2 per cent higher than last year. Group operating profit before specific items was GBP2,713 million, 3 per cent higher than the prior year.

Net finance costs before specific items were GBP233 million, an improvement of GBP239 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was GBP420 million, GBP166 million higher than last year, and the repayment of maturing debt last year which have contributed to the reduction in net finance costs. This reduction was offset by a GBP27 million net gain last year on the early redemption of the US dollar 2008 LG Telecom convertible bond.

The group achieved a profit before taxation and specific items of GBP2,495 million, a 15 per cent increase on last year.

The effective tax rate on the profit before specific items was 24.5 per cent (24.5 per cent last year). Our effective tax rate is expected to be between 25 and 26 per cent in 2007/08.

Earnings per share before specific items increased by 16 per cent to 22.7 pence.

21st Century Network

During the quarter, BT continued the process of migrating customers to its 21st Century Network (21CN) in South Wales and achieved further milestones.

The rebuild of BT's core national network is also continuing and we are on track to launch next generation broadband services to many of our customers nationally by Spring 2008.

We also continued the programme to roll out 21CN infrastructure outside the UK, with 21CN nodes established across a number of European markets.

Dividend and buyback policy

We expect to increase the dividend taking into account our earnings growth, cash generation and our ongoing investment needs.

In addition, taking into account the group's net debt level and the strong cash flow generation, we have decided to introduce a new GBP2.5 billion share buyback programme whilst increasing dividends and continuing to invest in the growth of the business. This buyback programme is expected to be completed by March 31, 2009. BT seeks to maintain a solid investment grade credit rating whilst continuing to invest for the future and with an efficient balance sheet further enhance shareholder value.

Business transformation

During April BT announced a new structure that will deliver faster, more resilient and cost effective services to customers wherever they are. The move is designed to accelerate BT's transformation into a networked IT services company, delivering software driven products over broadband. It will also allow us to accelerate the achievement of cost savings.

BT is bringing together its world class people from design, operations, IT and networks into two business units within a single reporting structure headed by Andy Green, who has become Chief Executive of Group Strategy and Operations. BT Design will be responsible for the design and development of the platforms, systems and processes which will support our services while BT Operate will be responsible for their deployment and operation. Approximately 20,000 BT employees will move into these new units from other parts of the business. Francois Barrault has become Chief Executive of BT Global Services and has joined the BT Board.

It is estimated that the reorganisation and transformation activities will result in restructuring costs of around GBP450 million which is expected to generate a payback within 2 to 3 years. These activities will include developing new processes and systems, re-skilling and leaver costs which will be accommodated within existing policies and by voluntary means. We expect the majority of the costs will be incurred in 2007/08 and be classified as a specific item in our 2007/08 results.

Outlook

Our performance underpins our confidence that we can continue to grow revenue, EBITDA before specific items and leaver costs, earnings per share before specific items and leaver costs, and dividends over the coming year.

We are confident in our ability to improve shareholder returns and accelerate the strategic transformation of the business.


_____________________________________________________________________________

The Annual Report and Form 20-F is expected to be published on May 30, 2007. The Annual General Meeting of BT Group plc will be held at The Sage Gateshead, St Mary's Square, Gateshead Quays on July 19, 2007.

LINE OF BUSINESS RESULTS

Openreach, a new line of business created in accordance with the regulatory framework agreed with Ofcom (the Undertakings), was launched on January 21, 2006. It is responsible for ensuring that all communications providers have transparent and equivalent access to the BT local network, and comprises a work force of approximately 33,000 people. Its primary products are wholesale line rental (WLR) and local loop unbundling (LLU).

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results. These restatements also reflect the impact of the new internal trading arrangements that have been implemented due to the creation of Openreach. There is no change to the overall group reported results.

BT Global Services
                        =========================                =============
                      Fourth quarter ended March 31               Year ended
                                                                   March 31
                 --------------------------------------          -------------
                  2007     2006*       Better (worse)            2007     2006*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
Revenue          2,503    2,406            97         4         9,106    8,772
Gross profit       754      757            (3)        -         2,673    2,633
SG&A before
leaver costs       429      450            21         5         1,653    1,658
                 -----    -----                                ------   ------
EBITDA before
leaver costs       325      307            18         6         1,020      975
Leaver costs        24       21            (3)      (14)           52       49
                 -----    -----                                ------   ------
EBITDA             301      286            15         5           968      926
Depreciation
and
amortisation       190      168           (22)      (13)          675      638
                 -----    -----                                ------   ------
Operating
profit             111      118            (7)       (6)          293      288
                 =====    =====                                ======   ======
Capital
expenditure        184      220            36        16           695      702
                 =====    =====                                ======   ======


*Restated to reflect changes in intra-group trading arrangements.


BT Global Services revenue grew in the fourth quarter by 4 per cent to GBP2,503 million. New wave and non-UK revenue surpassed GBP2 billion for the first time at GBP2,055 million, an increase of 9 per cent year on year. MPLS revenue rose by 37 per cent to GBP179 million.

Order intake for the quarter was strong with networked IT services contract orders of GBP2.0 billion, up GBP0.9 billion from the prior year, taking contract orders for the last twelve months to GBP5.2 billion. This included a 5 year, GBP0.6 billion contract from Credit Suisse for the management of their global networking function, taking advantage of the latest connectivity technologies, and a contract for GBP0.3 billion over 15 years with Sandwell Metropolitan District Council to improve its performance in the delivery of its services. Total orders in the quarter amounted to GBP3.4 billion, the highest level for two years and GBP1.1 billion higher than last year, taking the value of total orders achieved over the last twelve months to GBP9.3 billion. This quarter 207 new corporate customers from around the world chose BT for the first time.

EBITDA before leaver costs increased year on year by GBP18 million to GBP325 million, representing growth of 6 per cent, continuing the acceleration of the EBITDA growth seen in previous quarters. Gross profit was broadly flat while SG& A costs were reduced by GBP21 million as cost reduction initiatives continued to take effect in our drive to achieve a 15 per cent EBITDA margin before leaver costs. During the year more than 2,500 roles either had been or were in the process of being globally sourced. Depreciation and amortisation charges increased by GBP22 million to GBP190 million, which included the impact of bringing further NHS London assets into use. Leaver costs were GBP3 million higher at GBP24 million. Overall, this brought operating profit to GBP111 million, a reduction of GBP7 million from last year.

Capital expenditure in the quarter was GBP184 million, a decrease of GBP36 million over last year, and 1 per cent lower for the full year.

BT Global Services has further strengthened its global position, capabilities and skills in driving towards a new and truly global software based services organisation with the acquisition during the fourth quarter of INS in the US, a global provider of IT consulting and software solutions. In addition, the recently announced agreements to purchase Comsat International, a leading provider of data communications services in Latin America, and i2i in India, a specialist in IP communications services, will further strengthen the global capability.

BT Retail
                ========================================        =============
                      Fourth quarter ended March 31               Year ended
                                                                   March 31
                ----------------------------------------       ---------------
                  2007     2006*       Better (worse)            2007     2006*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
Revenue          2,138    2,135             3         -         8,414    8,507
                ------   ------                                ------   ------
Gross profit       604      582            22         4         2,350    2,229
SG&A before
leaver costs       376      376             -         -         1,481     1491
                ------   ------                                ------   ------
EBITDA before
leaver costs       228      206            22        11           869      738
Leaver costs        10        9            (1)      (11)           24       22
                ------   ------                                ------   ------
EBITDA             218      197            21        11           845      716
Depreciation
and
amortisation        49       38           (11)      (29)          171      147
                ------   ------                                ------   ------
Operating
profit             169      159            10         6           674      569
                ======   ======                                ======   ======

Capital             52       53             1         2           166      153
expenditure    =======  =======                               =======  =======


*Restated to reflect changes in intra-group trading arrangements.


In the quarter BT Retail's EBITDA before leaver costs was 11 per cent higher than last year, continuing the recent trend of strong growth. The success in growing new wave revenues and defending traditional revenues continued and overall  revenue  grew for the  second  successive  quarter.  The  gross  margin percentage increased by 1.0 percentage point reflecting improved margin management and the impact of cost transformation programmes. SG&A costs before leaver costs were maintained driven by improved efficiency offsetting additional costs invested in new services. Operating profit improved by 6 per cent to GBP169 million in the quarter and for the full year improved by 18 per cent. EBITDA for the full year grew by 18 per cent, at the upper end of our strong growth targets. This growth was despite significant price cuts particularly to our key call packages and extra value incorporated into our broadband offerings. Further growth is expected in 2007/08.

In the quarter, traditional revenue declined by 6 per cent whilst new wave revenue grew by 28 per cent, driven primarily by broadband and other new wave services. New wave revenue was 23 per cent of total revenue which is up from 18 per cent last year.

Broadband revenue grew by 28 per cent to GBP259 million. In the quarter BT added another 245,000 connections, in addition to the 195,000 connections gained through BT's recent acquisition of PlusNet, ending the quarter at 3.7 million broadband connections making BT the leading broadband retailer, by market share, in the UK. BT Retail's share of broadband net additions (DSL and LLU) was 32 per cent in the fourth quarter. In addition more than half of our consumer customers who order broadband choose the higher value packages. BT's share of the installed base increased to 34 per cent as at March 31, 2007.

Our broadband propositions continue to build on our strong reputation for service, reliability and value for money. The BT Hub enables many features allowing customers to experience the full benefits of the internet. Inclusive use of Openzone as part of the BT broadband package means that customers can enjoy the broadband experience outside their home. As planned, BT Vision is being rolled out gradually to ensure a great customer experience, adding further partners with Home Box Office and Universal Music UK. Our download store, www.downloadstore.bt.com, is available to all 14 million UK broadband users regardless of which internet service provider they use.

Our BT Home IT Advisor service, launched a year ago, has proven a success with customer orders of more than 2,000 a week and with 96 per cent satisfied with the support they get. The service allows customers of any broadband supplier to connect to a UK based advisor who will deal with their problem.

The advanced VoIP service grew strongly in the quarter. Registered consumer customers for our VoIP services, Broadband Talk and BT Softphone at March 31, 2007 were 1.4 million, achieving the million customer milestone significantly ahead of our June 2007 target.

In the SME market, the success of our strategy of using broadband as a core part of a simple and complete communication and IT solution for our customers is reflected in our strong market share. BT Business Total Broadband launched in the quarter allowing customers to benefit from a free broadband voice additional line offer and our latest suite of security software, and we already have an installed base of 47,000. Options 2 and 3 customers also enjoy the freedom of wireless internet. BT Workspace, our user-friendly web-based collaboration tool for business is helping businesses transform their working environment and improve customer relationships. With BT Business One Plan, the first triple play for business, we further simplify the customer experience by combining fixed, mobile and broadband communications, allowing businesses to get even more value for money from their existing broadband line.

Our aim is not just to provide great services in the home or office but also to our customers when they are out and about. BT Openzone, our public Wi-Fi service, continues to expand in airports, hotels and other locations. We have set up Wi-Fi zones in twelve UK city centres and are already seeing a significant increase in local authority support to expand further. Wi-Fi Fusion and Office Anywhere bring together the benefits of fixed and mobile convergence on one mobile device, with lower cost calls and better connectivity where GSM is not available.

The Enterprises division within BT Retail continues to be a major success, growing both revenue and profit by delivering innovative packages and services. In the full year, the Enterprises division grew revenue and EBITDA by more than 30 per cent. Conferencing revenue grew strongly by 22 per cent and further growth is expected as we launch our new video conferencing technology and services later in the year. Dabs.com, which was acquired in April 2006, grew revenue by 18 per cent, outpacing a competitive PC market.

BT Wholesale
                 ======================================          =============
                      Fourth quarter ended March 31               Year ended
                                                                   March 31
                 --------------------------------------       -----------------
                  2007     2006*       Better (worse)            2007     2006*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
External
revenue          1,003      989            14         1         4,057    3,908
Internal
revenue            927      879            48         5         3,527    3,435
                ------   ------                               -------  -------
Revenue          1,930    1,868            62         3         7,584    7,343
Variable cost
of sales           984      956           (28)       (3)        3,848    3,720
                ------   ------                               -------  -------
Gross variable
profit             946      912            34         4         3,736    3,623
Network and
SG&A before
leaver costs       450      440           (10)       (2)        1,775    1,731
                ------   ------                               -------  -------
EBITDA before
leaver costs       496      472            24         5         1,961    1,892
Leaver costs        17       24             7        29            39       31
                ------   ------                               -------  -------
EBITDA             479      448            31         7         1,922    1,861
Depreciation
and
amortisation       329      286           (43)      (15)        1,198    1,102
                ------   ------                               -------  -------
Operating
profit             150      162           (12)       (7)          724      759
                ======   ======                               =======  =======
Capital
expenditure        314      326            12         4         1,017      975
                ======   ======                               =======    =====


*Restated to reflect changes in intra-group trading arrangements.


BT Wholesale external revenue in the fourth quarter of GBP1,003 million increased by 1 per cent. Revenue from new wave services, driven by broadband growth, increased to GBP286 million and now accounts for 29 per cent of external revenue.

Internal revenue increased by 5 per cent to GBP927 million due to strong growth in broadband revenue from internal channels more than offsetting the impact of lower call volumes and lower regulatory prices being reflected in internal charges.

Gross variable profit increased by 4 per cent to GBP946 million. Network and SG&A costs increased by 2 per cent as a result of cost savings made through network efficiencies, offset by network costs on the roll-out of 21CN. Leaver costs for the quarter were GBP17 million compared to GBP24 million last year.

EBITDA before leaver costs has increased by 5 per cent to GBP496 million. Higher depreciation, due to the shortening of the useful economic lives of legacy transmission assets to be replaced by 21CN assets, has resulted in a 7 per cent decline in operating profit.

Capital expenditure was 4 per cent lower than last year as the increased investment in 21CN was more than offset by successfully managing the legacy infrastructure on a lower level of capital investment.

BT Wholesale launched a 'white label managed services' platform in the quarter which enables customers to offer service bundles without the operational and financial risk of running a network and developing new service offerings. The platform incorporates customer call centre and managed billing capabilities.

BT Wholesale is underpinning Vodafone UK's recently announced 'Vodafone at Home' fixed line voice and broadband service, which went live on January 8, 2007, as part of a managed service.

The company also continued a foundation trial for next generation broadband services based on ADSL2+ during the quarter in Cardiff. The trial is an important step in the delivery of next generation broadband services at up to 24 Mbps to customers across the UK from 2008 as part of the company's rollout of 21CN.

Openreach
                  =====================================           =============
                      Fourth quarter ended March 31                Year ended
                                                                    March 31
                  -------------------------------------          -------------
                  2007     2006*       Better (worse)            2007     2006*
                  GBPm     GBPm          GBPm         %          GBPm     GBPm
External
revenue            204      122            82        67           685      318
Revenue from
other BT lines
of business      1,121    1,177           (56)       (5)        4,492    4,824
               -------  -------                               -------  -------
Revenue          1,325    1,299            26         2         5,177    5,142
Operating costs
before
leaver costs       838      790           (48)       (6)        3,289    3,156
               -------  -------                               -------  -------
EBITDA before
leaver costs       487      509           (22)       (4)        1,888    1,986
Leaver costs         1        2             1        50             4        3
               -------  -------                               -------  -------
EBITDA             486      507           (21)       (4)        1,884    1,983
Depreciation
and
amortisation       177      230            53        23           707      800
               -------  -------                               -------  -------
Operating
profit             309      277            32        12         1,177    1,183
               =======  =======                               =======  =======
Capital
expenditure        261      265             4         2         1,108    1,038
               =======  =======                               =======  =======


*Restated to reflect changes in intra-group trading arrangements.


Openreach's revenue in the fourth quarter was GBP1,325 million, a 2 per cent increase, driven by strong market volume growth which has more than offset WLR price reductions made in prior periods. External revenue increased by GBP82 million due to volume growth on all products, including broadband related connections. Revenues from other BT lines of business decreased by 5 per cent to GBP1,121 million reflecting the volume shift to external revenues and the regulatory price reductions made in prior periods.

Operating costs increased by GBP48 million to GBP838 million. Operational volumes have increased as a result of high broadband connection activity and the continued investment in service levels. These volume increases and the effects of inflationary pressures have been partly offset by efficiency programme savings across the business to keep the overall increase to 6 per cent.

Overall this has resulted in a GBP22 million decrease in EBITDA before leaver costs.

However, this has been offset by the decrease in depreciation and amortisation costs of GBP53 million. This is primarily due to the lengthening of the useful economic life of copper and duct, consistent with Ofcom's review. Operating profit improved by GBP32 million to GBP309 million.

Capital expenditure in the quarter was 2 per cent lower. Increased spend to meet LLU demand and systems development to ensure compliance with the Undertakings have been partly mitigated by the strong capital cost controls and lower business as usual systems spend.

At March 31, 2007 Openreach had 1.9 million external LLU lines with net additions of 615,000 LLU connections in the quarter. Openreach has 4.2 million external WLR lines and channels.

On March 31, 2007, Openreach achieved IBMC (Installed Base Migration Complete) on the retail Ethernet based area network services, except for Local Area Network Extension Service products which are subject to an exemption and will be migrated later this year. Openreach continues to progress with the commitment to achieve Equivalence of Input for WLR and the separation of Operational Support Systems both due at the end of June 2007.



GROUP INCOME STATEMENT
for the three months ended March 31, 2007

------------------------- ------       ----------      -----------   ---------
                                           Before   Specific items
                                   specific items         (note 4)       Total
(unaudited)                Notes             GBPm             GBPm        GBPm
------------------------- ------       ----------      -----------   ---------
Revenue                        2            5,292                -       5,292
Other operating income                         81               (5)         76
Operating costs                3           (4,672)             (28)     (4,700)
                                          -------          -------     -------
Operating profit               2              701              (33)        668

Finance costs                                (655)               -        (655)
Finance income                                585                -         585
                                          -------          -------     -------
Net finance costs              5              (70)               -         (70)

Share of post tax profits
of associates and joint
ventures                                        1                -           1
Profit on disposal of
associate                                       -                2           2
                                          -------          -------     -------
Profit before taxation                        632              (31)        601

Taxation                                     (155)               9        (146)
                                          -------          -------     -------
Profit for the period                         477              (22)        455
                                          =======          =======     =======

Attributable to:
Equity shareholders                           476              (22)        454
Minority interest                               1                -           1
                                          =======          =======     =======

Earnings per share             6
- basic                                       5.8p                         5.5p
                                          =======                      =======
- diluted                                     5.6p                         5.3p
                                          =======                      =======




GROUP INCOME STATEMENT
for the three months ended March 31, 2006

-------------------------  ------       ----------      -----------  ---------
                                            Before   Specific items
                                    specific items         (note 4)      Total
(unaudited)                 Notes             GBPm             GBPm       GBPm
-------------------------  ------       ----------      -----------  ---------

Revenue                         2            5,134                -      5,134
Other operating income                          78                -         78
Operating costs                 3           (4,554)             (56)    (4,610)
                                           -------          -------    -------
Operating profit                2              658              (56)       602

Finance costs                                 (640)               -       (640)
Finance income                                 539                -        539
                                           -------          -------    -------
Net finance costs               5             (101)               -       (101)

Share of post tax profits
of associates and joint
ventures                                         5                -          5
Profit on disposal of
joint venture                                    -                1          1
                                           -------          -------    -------
Profit before taxation                         562              (55)       507

Taxation                                      (131)              16       (115)
                                           -------          -------    -------
Profit for the period                          431              (39)       392
                                           =======          =======    =======

Attributable to:
Equity shareholders                            430              (39)       391
Minority interest                                1                -          1
                                           =======          =======    =======

Earnings per share              6
- basic                                        5.1p                        4.7p
                                           =======                     =======
- diluted                                      5.1p                        4.6p
                                           =======                     =======


GROUP INCOME STATEMENT
for the year ended March 31, 2007

------------------------  ------     -----------     -----------   ---------
                                 Before specific  Specific items
                                           items        (note 4)       Total
                           Notes            GBPm            GBPm        GBPm
------------------------  ------     -----------     -----------   ---------

Revenue                        2          20,223               -      20,223
Other operating income                       236              (3)        233
Operating costs                3         (17,746)           (169)    (17,915)
                                      ----------      ----------  ----------
Operating profit               2           2,713            (172)      2,541

Finance costs                             (2,604)              -      (2,604)
Finance income                             2,371             139       2,510
                                      ----------      ----------  ----------
Net finance (costs) income     5            (233)            139         (94)

Share of post tax profits
of associates and joint
ventures                                      15               -          15
Profit on disposal of
associate                                      -              22          22
                                      ----------      ----------  ----------
Profit before taxation                     2,495             (11)      2,484

Taxation                                    (611)            979         368
                                      ----------      ----------  ----------
Profit for the period                      1,884             968       2,852
                                      ==========      ==========  ==========

Attributable to:
Equity shareholders                        1,882             968       2,850
Minority interest                              2               -           2
                                      ==========      ==========  ==========

Earnings per share             6
- basic                                     22.7p                       34.4p
                                      ==========                  ==========
- diluted                                   22.2p                       33.6p
                                      ==========                  ==========

GROUP INCOME STATEMENT
for the year ended March 31, 2006

------------------------  ------     -----------     -----------   ---------
                                 Before specific  Specific items
                                           items        (note 4)       Total
                           Notes            GBPm            GBPm        GBPm
------------------------  ------     -----------     -----------   ---------
Revenue                        2          19,514               -      19,514
Other operating income                       227               -         227
Operating costs                3         (17,108)           (138)    (17,246)
                                     -----------     -----------   ---------
Operating profit               2           2,633            (138)      2,495

Finance costs                             (2,740)              -      (2,740)
Finance income                             2,268               -       2,268
                                     -----------     -----------   ---------
Net finance costs              5            (472)              -        (472)

Share of post tax profits
of associates and joint
ventures                                      16               -          16
Profit on disposal of
joint venture                                  -               1           1
                                     -----------     -----------   ---------
Profit before taxation                     2,177            (137)      2,040

Taxation                                    (533)             41        (492)
                                     -----------     -----------   ---------
Profit for the period                      1,644             (96)      1,548
                                     ===========     ===========   =========

Attributable to:
Equity shareholders                        1,643             (96)      1,547
Minority interest                              1               -           1
                                     ===========     ===========   =========

Earnings per share             6
- basic                                     19.5p                       18.4p
                                     ===========                   =========
- diluted                                   19.2p                       18.1p
                                     ===========                   =========


GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the year ended March 31, 2007

-------------------------------------------------        ------------------
                                                             Year ended
                                                              March 31
                                                       2007                2006
                                                       GBPm                GBPm
-------------------------------------------------  --------           ---------

Profit for the period                                 2,852               1,548
                                                   ========            ========

Actuarial gains on defined benefit pension schemes    1,409               2,122
Net gains (losses) on cash flow hedges                  163                (200)
Exchange differences on translation of foreign
operations                                              (95)                 24
Tax on items taken directly to equity                  (486)               (593)
                                                   --------            --------
Net gains recognised directly in equity                 991               1,353
                                                   --------            --------

Total recognised income for the period                3,843               2,901
                                                   ========            ========

Attributable to:
Equity shareholders                                   3,843               2,900
Minority interest                                         -                   1
                                                   --------            --------
                                                      3,843               2,901
                                                   ========            ========


GROUP CASH FLOW STATEMENT
for the three months and year ended March 31, 2007

--------------------------- -----------------------       ---------------------
                                   Fourth quarter                Year ended
                                   ended March 31                 March 31
                                    (unaudited)
                                2007           2006          2007          2006
                                GBPm           GBPm          GBPm          GBPm
--------------------------- --------       --------     ---------       -------

Cash flow from operating
activities
Cash generated from
operations (note 7 (a))        2,168          2,138         5,245         5,777
Income taxes received (paid)     245            (73)          (35)         (390)
                             -------        -------       -------       -------
Net cash inflow from
operating activities           2,413          2,065         5,210         5,387

Cash flow from investing
activities
Net acquisition of
subsidiaries, associates and
joint ventures                  (163)           (55)         (237)         (167)
Net purchase of property,
plant, equipment
and software                    (836)          (792)       (3,209)       (2,874)
Interest received                 84             19           147           185
Dividends received from
associates and joint ventures      -              -             6             1
Net sale of short term
investments and non current
asset investments                191            933           258         3,220
                             -------        -------       -------       -------
Net cash (used) received in
investing activities            (724)           105        (3,035)          365

Cash flows from financing
activities
Net repurchase of ordinary
share capital                    (73)          (106)         (279)         (339)
Net repayments of borrowings    (153)        (1,204)       (1,074)       (3,410)
Net movement on commercial
paper                           (723)           464           309           464
Interest paid                   (117)          (195)         (797)       (1,086)
Equity dividends paid           (419)          (358)       (1,057)         (907)
                             -------        -------     ---------       -------
Net cash used in financing
activities                    (1,485)        (1,399)       (2,898)       (5,278)

Effects of exchange rate
changes                           (9)             -           (37)            -
                             -------        -------     ---------       -------
Net increase (decrease) in
cash and cash equivalents        195            771          (760)          474
                             =======        =======     =========       =======

Cash and cash equivalents at
beginning of period              829          1,013         1,784         1,310

Cash and cash equivalents,
net of bank overdrafts, at
end of period (note 7 (c))     1,024          1,784         1,024         1,784
                             =======        =======       =======       =======

Free cash flow(1)note 7 (b))   1,558          1,097         1,354         1,612
                             =======        =======       =======       =======

Decrease (increase) in net
debt from cash flows
(note 8 (b))                     903            578          (219)          199
                             =======        =======       =======       =======

(1) Net of pension deficiency
contributions                    (20)             -          (520)          (54)



GROUP BALANCE SHEET
at March 31, 2007

----------------------------------------     ------------         ------------
                                                 March 31             March 31
                                                     2007                 2006
                                                     GBPm                 GBPm
----------------------------------------     ------------         ------------

Non current assets
Goodwill and other intangible assets                2,584                1,908
Property, plant and equipment                      14,997               15,222
Trade and other receivables                           523                  305
Other non current assets                              119                   84
Deferred tax assets                                   117                  764
                                               ----------            ---------
                                                   18,340               18,283
                                               ----------            ---------

Current assets
Inventories                                           133                  124
Trade and other receivables                         4,073                3,894
Current tax receivables                               504                    -
Other financial assets                                 30                  434
Cash and cash equivalents                           1,075                1,965
                                               ----------            ---------
                                                    5,815                6,417
                                               ----------            ---------
Total assets                                       24,155               24,700
                                               ==========            =========
Current liabilities
Loans and other borrowings                          2,203                1,940
Trade and other payables                            6,719                6,540
Other current liabilities                             695                1,000
                                               ----------            ---------
                                                    9,617                9,480
                                               ----------            ---------
Total assets less current liabilities              14,538               15,220
                                               ==========            =========

Non current liabilities
Loans and other borrowings                          6,387                7,995
Deferred tax liabilities                            1,683                1,505
Retirement benefit obligations                        389                2,547
Other non current liabilities                       1,807                1,566
                                               ----------            ---------
                                                   10,266               13,613
                                               ----------            ---------
Capital and reserves
Called up share capital                               432                  432
Reserves                                            3,806                1,123
                                               ----------            ---------
Total equity shareholders' funds                    4,238                1,555
Minority interest                                      34                   52
                                               ----------            ---------
Total equity                                        4,272                1,607
                                               ----------            ---------
                                                   14,538               15,220
                                               ==========            =========


NOTES

1   Basis of preparation and accounting policies

The preliminary results for the year ended March 31, 2007 have been extracted from the audited consolidated financial statements which have not yet been delivered to the Registrar of Companies but are expected to be published on May 30, 2007.

The financial information set out in this announcement does not constitute statutory accounts for the year ended March 31, 2007 or 2006. The financial information for the year ended March 31, 2006 is derived from the statutory accounts for that year. The report of the auditors on the statutory accounts for the year ended March 31, 2006 was unqualified and did not contain a statement under section 237 of the Companies Act 1985.

Certain comparative balance sheet amounts as at March 31, 2006 have been reclassified to conform with the presentation adopted as at March 31, 2007. These include GBP305 million which has been reclassified from prepayments to non current assets at March 31, 2006 in respect of costs relating to the initial set up, transition or transformation phase of long term networked IT services contracts. In addition, GBP267 million has been reclassified from property, plant and equipment to intangible assets at March 31, 2006 in respect of IT software application assets.

In order to assist readers in understanding the year on year performance, we have restated the comparative line of business results to reflect the creation of Openreach which is now reported as a separate line of business. These restatements also reflect the impact of the new internal trading arrangements that have been implemented. There is no change to the overall group reported results.

2   Results of businesses

(a) Operating results

                    External    Internal       Group   EBITDA  Group operating
                     revenue     revenue     revenue     (ii)    profit (loss)
                                                                          (ii)
                        GBPm        GBPm        GBPm     GBPm             GBPm
Fourth quarter ended
March 31, 2007
BT Global Services     2,065         438       2,503      301              111
BT Retail              2,015         123       2,138      218              169
BT Wholesale           1,003         927       1,930      479              150
Openreach                204       1,121       1,325      486              309
Other                      5           -           5      (10)             (38)
Intra-group items(i)       -      (2,609)     (2,609)       -                -
                     -------     -------     -------  -------          -------
Total                  5,292           -       5,292    1,474              701
                     =======     =======     =======  =======          =======

Fourth quarter ended
March 31, 2006
(restated - note 1)
BT Global Services     1,992         414       2,406      286              118
BT Retail              2,026         109       2,135      197              159
BT Wholesale             989         879       1,868      448              162
Openreach                122       1,177       1,299      507              277
Other                      5           -           5       (7)             (58)
Intra-group items(i)       -      (2,579)     (2,579)       -                -
                     -------     -------     -------  -------          -------
Total                  5,134           -       5,134    1,431              658
                     =======     =======     =======  =======          =======

Year ended
March 31, 2007
BT Global Services     7,467       1,639       9,106      968              293
BT Retail              7,997         417       8,414      845              674
BT Wholesale           4,057       3,527       7,584    1,922              724
Openreach                685       4,492       5,177    1,884            1,177
Other                     17           -          17       14             (155)
Intra-group items(i)       -     (10,075)    (10,075)       -                -
                     -------     -------     -------  -------          -------
Total                 20,223           -      20,223    5,633            2,713
                     =======     =======     =======  =======          =======

Year ended
March 31, 2006
(restated - see
note 1)
BT Global Services     7,168       1,604       8,772      926              288
BT Retail              8,102         405       8,507      716              569
BT Wholesale           3,908       3,435       7,343    1,861              759
Openreach                318       4,824       5,142    1,983            1,183
Other                     18           -          18       31             (166)
Intra-group items(i)       -     (10,268)    (10,268)       -                -
                     -------     -------     -------  -------          -------
Total                 19,514           -      19,514    5,517            2,633
                     =======     =======     =======  =======          =======

(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.
(ii)  Before specific items.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based, whilst for other products and services, the transfer prices are agreed between the relevant lines of business on an arm's length basis. These intra-group trading arrangements are subject to periodic review.

2   Results of businesses continued

(b) Revenue analysis
                           ------------------------             -------------
                             Fourth quarter ended                Year ended
                                   March 31                       March 31
                           ------------------------             -------------
                        2007     2006     Better (worse)        2007      2006
                        GBPm     GBPm      GBPm      %          GBPm      GBPm
Traditional            3,175    3,283      (108)    (3)       12,849    13,232
New wave               2,117    1,851       266     14         7,374     6,282
                     -------  -------                        -------   -------
                       5,292    5,134       158      3        20,223    19,514
                     =======  =======                        =======   =======

Major corporate        2,009    1,922        87      5         7,244     6,880
Business                 588      587         1      -         2,353     2,324
Consumer               1,305    1,312        (7)    (1)        5,124     5,296
Wholesale/Carrier      1,385    1,308        77      6         5,485     4,996
Other                      5        5         -      -            17        18
                     -------  -------                        -------   -------
                       5,292    5,134       158      3        20,223    19,514
                     =======  =======                        =======   =======


(c) New wave revenue analysis

                             ------------------------           -------------
                               Fourth quarter ended              Year ended
                                     March 31                     March 31
                             ------------------------           -------------
                          2007     2006     Better (worse)      2007     2006
                          GBPm     GBPm     GBPm       %        GBPm      GBPm
Networked IT services    1,287    1,214       73       6       4,386    4,065
Broadband                  556      421      135      32       2,016    1,459
Mobility                    78       82       (4)     (5)        294      292
Other                      196      134       62      46         678      466
                       -------  -------                      -------  -------
                         2,117    1,851      266      14       7,374    6,282
                       =======  =======                      =======  =======


(d) Capital expenditure on property, plant, equipment, software and motor vehicles
                             ------------------------            -------------
                               Fourth quarter ended               Year ended
                                     March 31                      March 31
                             ------------------------            -------------
                           2007    2006    Better (worse)        2007     2006
                           GBPm    GBPm    GBPm       %          GBPm     GBPm
BT Global Services          184     220      36      16           695      702
BT Retail                    52      53       1       2           166      153
BT Wholesale                314     326      12       4         1,017      975
Openreach                   261     265       4       2         1,108    1,038
Other (including fleet
vehicles and property)       94     109      15      14           261      274
                          -----   -----                       -------  -------
                            905     973      68       7         3,247    3,142
                          =====   =====                       =======  =======

Transmission equipment      312     353      41      12         1,209    1,429
Exchange equipment           41      23     (18)    (78)          118       80
Other network equipment     251     283      32      11           854      727
Computers and office         69      72       3       4           149      138
equipment
Software                    206     182     (24)    (13)          807      592
Motor vehicles and other     14      34      20      59            49      108
Land and buildings           12      26      14      54            61       68
                          -----   -----                       -------  -------
                            905     973      68       7         3,247    3,142
                          =====   =====                       =======  =======


3   (a) Operating costs
                                     Fourth quarter ended        Year ended
                                           March 31               March 31
                                         2007      2006         2007      2006
                                         GBPm      GBPm         GBPm      GBPm
Staff costs before leaver costs         1,264     1,241        5,076     4,833
Leaver costs                               63        67          147       133
                                      -------   -------      -------   -------
Staff costs                             1,327     1,308        5,223     4,966
Own work capitalised(1)                  (186)     (175)        (718)     (674)
                                      -------   -------      -------   -------
Net staff costs                         1,141     1,133        4,505     4,292
Depreciation and amortisation             773       773        2,920     2,884
Payments to telecommunication           1,071     1,015        4,162     4,045
operators
Other operating costs                   1,687     1,633        6,159     5,887
                                      -------   -------      -------   -------
Total before specific items             4,672     4,554       17,746    17,108
Specific items (note 4)                    28        56          169       138
                                      -------   -------      -------   -------
Total                                   4,700     4,610       17,915    17,246
                                      =======   =======      =======   =======


(1)Own work capitalised has been restated to exclude third party costs. This has no effect on the total costs.

    (b) Leaver costs
                                     Fourth quarter ended          Year ended
                                           March 31                 March 31
                                         2007        2006         2007    2006
                                         GBPm        GBPm         GBPm    GBPm
BT Global Services                         24          21           52      49
BT Retail                                  10           9           24      22
BT Wholesale                               17          24           39      31
Openreach                                   1           2            4       3
Other                                      11          11           28      28
                                         ----        ----         ----    ----
Total                                      63          67          147     133
                                         ====        ====        =====   =====




4   Specific items

BT separately identifies and discloses any significant one off or unusual items
(termed "specific items"). This includes profit and losses on the disposal of investments and businesses, and asset impairment charges. This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group.
Specific items may not be comparable to similarly titled measures used by other companies.

                                     Fourth quarter ended         Year ended
                                            March 31               March 31
                                         2007      2006          2007    2006
                                         GBPm      GBPm          GBPm    GBPm
Creation of Openreach                       -         -            30      70
Property rationalisation costs             24        56            64      68
Write off of circuit inventory and
working capital balances                    4         -            65       -
Cost associated with settlement of
open tax years                              -         -            10       -
                                       ------    ------        ------  ------
Specific operating costs                   28        56           169     138
Loss (profit) on sale of non current
asset investments                           3        (1)          (19)     (1)
Interest on settlement of open tax
years                                       -         -          (139)      -
Tax credit                                 (9)      (16)         (979)    (41)
                                       ------    ------        ------  ------
Total specific items loss (profit)        (22)       39          (968)     96
                                       ======    ======        ======  ======



5   Net finance costs
                                 Fourth quarter ended            Year ended
                                       March 31                   March 31
                                     2007     2006            2007       2006
                                     GBPm     GBPm            GBPm       GBPm
Finance costs(1) before pension
interest                              187      186             732        924
Interest on pension scheme
liabilities                           468      454           1,872      1,816
                                  -------  -------         -------    -------
Finance costs                         655      640           2,604      2,740
                                  -------  -------         -------    -------

Finance income(2) before pension
income                                (12)     (22)           (218)      (198)
Expected return on pension scheme
assets                               (573)    (517)         (2,292)    (2,070)
                                  -------  -------         -------    -------
Finance income                       (585)    (539)         (2,510)    (2,268)
                                  -------  -------         -------    -------
Net finance costs                      70      101              94        472
                                  =======  =======         =======    =======

Net finance costs before pensions     175      164             514        726
Interest associated with pensions    (105)     (63)           (420)      (254)
                                  -------  -------         -------    -------
 Net finance costs                      70      101              94        472
                                  =======  =======         =======    =======

(1) Finance costs in the fourth quarter and year ended March 31, 2007 include a net charge of GBP3 million and GBP4 million, respectively, arising from the re-measurement of financial instruments on a fair value basis which under IAS 39 are not in hedging relationships (fourth quarter and year ended March 31, 2006 included a GBP4 million net credit and GBP8 million net charge respectively). A component of the net credits for the year ended March 31, 2006 was the fair value movement in, and realised gain arising from, the early redemption of the US dollar 2008 LG Telecom convertible bond amounting to GBP27 million.

(2)Finance income in the year ended March 31, 2007 includes of GBP139 million of interest on settlement of open tax years.

6   Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:

                           Fourth quarter                     Year ended
                           ended March 31                      March 31
                          2007         2006                2007          2006
                         millions of shares               millions of shares
Basic                    8,265        8,354               8,293         8,422
Diluted                  8,487        8,473               8,479         8,537

7   (a) Reconciliation of profit before tax to cash generated from operations

                                         Fourth quarter            Year ended
                                         ended March 31             March 31
                                          2007     2006          2007     2006
                                          GBPm     GBPm          GBPm     GBPm
Profit before tax                          601      507         2,484    2,040
Depreciation and amortisation              773      773         2,920    2,884
Associates and joint ventures               (1)      (5)          (15)     (16)
Employee share scheme costs                 23       17            93       76
Net finance (income) costs                  70      101            94      472
Profit on disposal of property assets
and non current asset investments            3        -           (19)       -
Changes in working capital                 713      705           (52)     120
Provisions movements, pensions and
other                                      (14)      40          (260)     201
                                        ------  -------       -------  -------
Cash generated from operations           2,168    2,138         5,245    5,777
                                       =======  =======       =======  =======

    (b) Free cash flow
                                     Fourth quarter              Year ended
                                     ended March 31               March 31
                                       2007     2006           2007       2006
                                       GBPm     GBPm           GBPm       GBPm
Cash generated from operations        2,168    2,138          5,245      5,777
Income taxes received (paid)            245      (73)           (35)      (390)
                                    -------  -------        -------    -------
Net cash inflow from operating
activities                            2,413    2,065          5,210      5,387
Included in cash flows from
investing activities
Net purchase of property, plant,
equipment and software                 (836)    (792)        (3,209)    (2,874)
Net purchase of non current asset
investments                              14        -             (3)        (1)
Dividends received from associates        -        -              6          1
Interest received                        84       19            147        185
Included in cash flows from
financing activities
Interest paid                          (117)    (195)          (797)    (1,086)
                                    -------  -------        -------    -------
Free cash flow                        1,558    1,097          1,354      1,612
                                    =======  =======        =======    =======

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.

    (c) Cash and cash equivalents
                                                        At March 31
                                                         2007             2006
                                                         GBPm             GBPm
Cash at bank and in hand                                  568              511
Short term deposits                                       507            1,454
                                                     --------          -------
Cash and cash equivalents                               1,075            1,965
Bank overdrafts                                           (51)            (181)
                                                     --------          -------
                                                        1,024            1,784
                                                     ========          =======

8   Net debt

Net debt at March 31, 2007 was GBP7,914 million (March 31, 2006 - GBP7,534 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the expected value of future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP49 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.

8   (a) Analysis
                                                                At March 31
                                                               2007       2006
                                                               GBPm       GBPm
Loans and other borrowings                                    8,590      9,935
Cash and cash equivalents                                    (1,075)    (1,965)
Other current financial assets(1)                                (3)      (365)
                                                          ---------   --------
                                                              7,512      7,605
Adjustments:
To retranslate currency denominated balances at swapped
rates where hedged                                              577        121
To recognise borrowings and investments at net proceeds
and unamortised discount                                       (175)      (192)
                                                          ---------   --------
Net debt                                                      7,914      7,534
                                                          =========   ========

After allocating the element of the adjustments which impact loans and other borrowings, gross debt at March 31, 2007 was GBP8,943 million (March 31, 2006 - GBP9,685 million).

(1)Excluding derivative financial instruments of GBP27 million and GBP69 million at March 31, 2007 and 2006, respectively.

8   (b) Reconciliation of movement in net debt

                                 Fourth quarter ended            Year ended
                                       March 31                    March 31
                                     2007       2006            2007      2006
                                     GBPm       GBPm            GBPm      GBPm
Net debt at beginning of period     8,796      8,113           7,534     7,893
(Decrease) increase in net debt
resulting from cash flows            (903)      (578)            219      (199)
Net debt assumed or issued on
acquisitions                            2         (1)             11         -
Currency movements                     10        (10)            124       (75)
Other non-cash movements                9         10              26       (85)
                                  -------    -------         -------   -------
Net debt at end of period           7,914      7,534           7,914     7,534
                                  =======    =======         =======   =======


9   Statement of changes in equity

                                                               Year ended
                                                                March 31
                                                           2007           2006
                                                           GBPm           GBPm

Shareholders' funds                                       1,555             45
Minority interest                                            52             50
                                                       --------      ---------
                                                          1,607             95

Effect of adoption of IAS 32 and IAS 39                       -           (209)
                                                       --------      ---------

Fund (deficit) at beginning of year                       1,607           (114)

Total recognised income for the year                      3,843          2,901
Share based payments                                         71             65
Issues of shares                                             24              4
Tax on items taken directly to equity                        82              5
Net purchase of treasury shares                            (284)          (344)
Dividends on ordinary shares                             (1,053)          (912)
Minority interest                                           (18)             2
                                                       --------      ---------
Net changes in equity for the financial year              2,665          1,721

Equity at end of year
Shareholders' funds                                       4,238          1,555
Minority interest                                            34             52
                                                       --------      ---------
Total equity                                              4,272          1,607
                                                       ========      =========

10   Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                        Fourth quarter            Year ended
                                             ended
                                           March 31                March 31
                                         2007      2006          2007     2006
                                         GBPm      GBPm          GBPm     GBPm
Operating profit                          668       602         2,541    2,495
Specific items (note 4)                    33        56           172      138
Depreciation and amortisation (note       773       773         2,920    2,884
3)                                    -------   -------       -------  -------
EBITDA before specific items            1,474     1,431         5,633    5,517
                                      =======   =======       =======  =======

Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

11   Dividends

The directors recommend a final dividend of 10.0 pence per share (7.6 pence last year). This will be paid, subject to shareholder approval, on September 17, 2007 to shareholders who were on the register at August 24, 2007. This final dividend, amounting to GBP825 million (GBP631 million last year) has not been included as a liability as at March 31, 2007. It will be recognised as an appropriation of retained earnings within shareholders' equity in the quarter ended September 30, 2007. This takes the total proposed dividend in relation to the year to 15.1 pence per share (11.9 pence last year).

12   United States Generally Accepted Accounting Principles (US GAAP)

The results set out above have been prepared in accordance with the basis of preparation as set out in note 1. The table below sets out the results calculated in accordance with US GAAP.

                                Fourth quarter ended              Year ended
                                      March 31                     March 31
                                    2007           2006          2007     2006
Net income attributable to
shareholders (GBPm)                  422            227         2,792    1,063

Earnings per ADS (GBP)
            - basic                 0.51           0.27          3.37     1.26
            - diluted               0.50           0.27          3.29     1.25


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with US GAAP, is GBP3,586 million at March 31, 2007 (March 31, 2006 - GBP162 million (restated)*).

*Shareholders' equity at March 31, 2006 has been restated, resulting in an increase of GBP320 million, to correct a deferred tax valuation allowance.



Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in revenue, EBITDA, earnings per share and dividends, growing free cash flow and improved shareholder returns; growth in new wave revenue, mainly from networked IT services and broadband; implementation of BT's 21st Century Network; the introduction of next generation services; and BT's accelerated strategic transformation and achievement of cost savings.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to; material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 May, 2007